UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2017

Independent Bank Group, Inc.

(Exact Name of Registrant as Specified in Charter)

Texas	001-35854	13-4219346
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Redbud Boulevard, Suite 400

McKinney, TX 75069-3257

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (972) 562-9004

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2):

Emerging growth company  ☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01.	Entry Into a Material Definitive Agreement.

Entry into Agreement and Plan of Reorganization with Integrity Bancshares, Inc.

On November 28, 2017, Independent Bank Group, Inc. (“Independent”) entered into an Agreement and Plan of Reorganization (the “Agreement”) with Integrity Bancshares, Inc., a Texas corporation (“Integrity”), pursuant to which Integrity would merge with and into Independent and Independent would continue as the surviving entity (the “Merger”). Subsequent to the Merger, Independent would merge Integrity Bank, SSB, a Texas state savings bank and wholly owned subsidiary of Integrity, with and into Independent Bank, a Texas state banking association and wholly owned subsidiary of Independent, with Independent Bank continuing as the surviving bank.

Under the terms of the Agreement, Independent will issue an aggregate of 2,072,131 shares of Independent common stock and pay up to an aggregate of $31.6 million in cash to the shareholders of Integrity and holders of options to purchase Shares of Integrity common stock. The cash portion of the merger consideration would be reduced on a dollar-for-dollar basis to the extent that Integrity’s tangible equity on the fifth business day preceding the closing date is less than $84,000,000. If Integrity’s tangible equity on the fifth business day preceding the closing date is greater than $84,000,000, Integrity would be permitted to pay a pre-closing cash distribution to its shareholders equal to the amount by which its tangible equity on that day exceeds $84,000,000.

Independent anticipates that the Merger will be consummated during the second quarter of 2018 (although delays could occur), subject to the effectiveness of Independent’s Registration Statement on Form S-4 registering the offer and sale of Independent shares in the Merger, which registration statement will be filed with the Securities and Exchange Commission, the receipt of bank regulatory approvals, approval of Integrity’s shareholders, and the satisfaction of other customary closing conditions. The Merger has been approved by the Boards of Directors of Independent and Integrity.

The foregoing summary of the terms of the Agreement is not complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

Item 7.01.	Regulation FD Disclosure.

Independent issued a press release on November 28, 2017, to announce the proposed Merger, a copy of which press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

In accordance with the General Instruction B.2 of Form 8-K, the information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 hereto, which is furnished herewith pursuant to and relate to Item 7.01, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of Section 18 of the Exchange Act. The information in Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 hereto shall not be incorporated by reference into any filing or other document filed by the Company with the SEC pursuant to the Securities Act of 1933, as amended, the rules and regulations of the SEC thereunder, the Exchange Act, or the rules and regulations of the SEC thereunder, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits. The following are exhibits to this Current Report on Form 8-K.

Exhibit No.	Description

2.1*+	Agreement and Plan of Reorganization by and between Independent Bank Group, Inc. and Integrity Bancshares, Inc., dated November 28, 2017.

99.1**	Press Release announcing the proposed acquisition of Integrity Bancshares, Inc. issued by Independent Bank Group, Inc., dated November 28, 2017.

*	Filed herewith.
**	Furnished to the SEC herewith as exhibits relating to information furnished to the Commission under Item 7.01 of Form 8-K.
+	Schedules and/or exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Independent agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Notes

Additional Information About the Proposed Merger and Where to Find It

Independent will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Interested persons will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other reports and filings containing information about Independent, at the Securities and Exchange Commission’s internet site (http://www.sec.gov) or from Independent at its website (www.ibtx.com). When available, copies of the joint proxy statement/prospectus and other filings with the Securities and Exchange Commission can also be obtained, without charge, by requesting them from Independent by telephone at (972) 562-9004. You may also obtain documents filed with the SEC by Independent free of charge by requesting them in writing from Independent Bank Group, Inc., 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069.

Special Note Regarding the Agreement

The Agreement contains customary representations, warranties, covenants and other terms, provisions and conditions that Independent and Integrity made to each other as of specific dates. The assertions embodied in those terms, provisions and conditions were made solely for purposes of the Agreement, and may be subject to important qualifications and limitations agreed to by parties to the Agreement in connection with negotiating the terms contained in this Agreement. Moreover, the parties to the Agreement may be subject to a contractual standard of materiality in the Agreement that may be different from what may be viewed as material to shareholders of Independent or Integrity or may have been used by the parties for the purpose of allocating risk between Independent, together with its direct and indirect subsidiaries, and Integrity, together with its direct and indirect subsidiaries, rather than for the purpose of establishing matters as facts. For the foregoing reasons, no one should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information regarding Independent or Integrity at the time they were made or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 28, 2017.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
Name:	David R. Brooks
Title:	Chairman, Chief Executive Officer and President